THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

March 18, 2010

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:

Mr. Patrick Gilmore, Accounting Branch Chief

Ms. Jaime John, Staff Accountant

RE:

Left Behind Games, Inc.

Form 10-K/A for the Fiscal Year Ended March 31, 2009

File No. 000-50603

Dear Mr. Gilmore and Ms. John:

We are writing in connection with the above-captioned matter regarding Left Behind Games, Inc.’s (the “Company”) disclosure in its Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009 and Amendment No. 1 thereto regarding the Company’s disclosure under Item 9A(T) of Form 10-K concerning the Company’s evaluation by its management of the Company’s Disclosure Controls and Procedures under 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and conclusion as to the effectiveness of such and the Company’s Management Report on Internal Control over Financial Reporting under 13a-15(c) of the Exchange Act, and with regards to matter raised by the Commission pertaining to the Company’s financial statements.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

Virginia K. Sourlis, Esq.

Form 10-K/A for the Fiscal Year Ended March 31, 2009

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures, page 27

1.

We refer to your conclusion that disclosure controls and procedures were effective as of March 31, 2009. Please describe your basis for this conclusion given the nature of the material weaknesses discussed in Management’s Annual Report on Internal Control over Financial Reporting and the fact that you were required to amend your Form 10-K for the fiscal year ended March 31, 2009.

Per SEC Comment #1, we have revised this section to reflect that based upon management’s revaluation and reassessment of the Company’s disclosure controls and procedures, our Chief Executive Officer has concluded that, as of March 31, 2009, our disclosure controls and procedures were not effective in timely alerting management to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic filings with the SEC.

Item 15A. Financial Statements

General

2.

We note the explanatory note on page 3 states that this amendment includes numerous reclassifications and that you were required to amend your Form 10-K for the fiscal year ended March 31, 2009 due to a miscommunication between you, your Edgar filer, and your auditor. Additionally, we note that your amendment includes a restatement of total assets as of March 31, 2008. Please describe the circumstances that led to these adjustments and tell us how you complied with the requirements of SFAS 154. Provide a discussion of how you determined whether this amendment includes a correction of an error as described in paragraphs 2, 25, and 26 of SFAS 154. Also tell us how you considered the requirements for reporting non-reliance on previously issued financial statements under Item 4.02 on Form 8-K.

Per SEC Comment #2, the Company’s auditor for the year ended March 31, 2008 was Haskell & White LLP. Due to a disagreement over professional fees charged by Haskell & White LLP, the Company switched auditors to J. Crane CPA, P.C. (the “New Auditor”). The New Auditor was hired to audit the March 31, 2009 fiscal year end financial statements, however Haskell & White LLP would not lend their assistance with regard to the beginning balance testing by the New Auditor, and therefore the Company was obligated to retain the New Auditor to re-audit the March 31, 2008 financial statements. During the New Auditor’s re-audit of the March 31, 2008 financial statements, the New Auditor determined that certain balance sheet reclassifications would be appropriate in order to present the Company’s assets and liabilities in accordance with certain offset arrangements the Company had with its largest supplier who also was a key distributor during the prior years. The offset agreement between the Company and the largest supplier/distributor was effective on August 18, 2008. . A total of $726,026 of accounts receivable were offset against liabilities, namely accounts payable, deferred revenues and deferred income, all of which related to the supplier/distributor. After the filing of the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008, the supplier/distributor suffered a fire at their main warehouse. As a result, much of the Company’s inventory was destroyed. The Company reached a settlement agreement with the supplier/distributor on August 18, 2008 whereby the Company and the supplier/distributor agreed to finalize the offset of the assets and liabilities and agreed no cash consideration or return of other assets be made by the Company to the supplier/distributor or likewise from the supplier/distributor to the Company.

The Company also recorded certain reclassifications between its other current assets and other assets accounts and accounts payable account to show the effect of the offsetting of certain security deposits and other equipment associated with the supplier/distributor. These adjustments are shown below as a decrease to other current assets of $65,999, a decrease to other assets-security deposit of $49,428 and a decrease to accounts payable of $115,427. A rounding adjustment was also made to inventory during this process for $3.

The Company recorded a reclassification to decrease its accounts payable account for $144,959 and increased payroll taxes payable for $144,959 to clarify and detail the balance owed to the United States government for unpaid payroll taxes. Management considered presenting this balance separately from accounts payable as a result of the significance of the balance as compared to the Company’s total assets and because of the potential severe negative consequences of having outstanding payroll taxes payable to the United States government.

The Company recorded a reclassification to decrease notes payable by $29,240 and increase accounts payable by the same amount. The balance represented credit card balances payable, which the Company did not believe were appropriately classified as notes payable.

The Company recorded a reclassification in order to decrease the balance in stock subscription receivable of $70,000 and increase additional paid in capital by the same amount, thereby canceling the investment by the investors as a result of the fact that the funds to be received for the stock subscription had not been received approximately 18 months after the March 31, 2008 year end.

The table below summarizes the above reclassifications associated with the Company’s March 31, 2008 balance sheet.

	Reclassed	Original
	Balance	Balance	Variance

Accounts Receivable	$104,348	$830,374	$(726,026)
Inventory	69,196	69,199	(3)
Other Current Assets	9,577	75,576	(65,999)
Other Assets – Security	2,944	52,372	(49,428)
Other Assets	270,039	270,039	-
Total Assets	$456,104	$1,297,560	$(841,456)

AP and Accruals	$2,231,676	$2,608,438	$(376,762)
Payroll Taxes Payable	144,959	-	144,959
Notes Payable	575,000	604,240	(29,240)
Deferred Income	-	480,090	(480,090)
Deferred Revenues	-	100,323	(100,323)
Other Liabilities	316,091	316,091	-
Total Liabilities	$3,267,726	$4,109,182	$(841,456)

APIC	$39,086,427	$39,156,427	$(70,000)
Stock Subscription Rec	-	(70,000)	70,000
Other Equity	(36,274,805)	(36,274,805)	-
Total Equity	$2,811,622	$2,811,622	$-

The Company failed to obtain the consent of the New Auditor when it filed its Form 10-K for the year ended March 31, 2009 on July 15, 2009. The New Auditor immediately alerted the SEC and management by written letter of the failure to obtain the necessary consent. Management asserted that the filing of the Form 10-K was unintentional and that a miscommunication had occurred with its EDGAR filer such that the Company was aware it had missed the July 14, 2009 filing deadline and was not planning to file the Form 10-K on July 14, 2009 or July 15, 2009. However, a discussion between the EDGAR filer and the CEO on July 15, 2009 resulted in a miscommunication and the Form 10-K was filed without the New Auditor’s consent. The Company has recently discussed this matter with its legal counsel and the New Auditor and the Company believe and acknowledge that a Form 8-K for nonreliance on previously issued financial statements should have been filed immediately once the Form 10-K was filed on July 15, 2009. However, a Form 8-K was never filed. The Company has no plans to file the Form 8-K for nonreliance on previously issued financial statements at this point due to the time that has passed since the event occurred on July 15, 2009. However, the Company believes it is obligated to inform the shareholders of the Company of these events.

CERTIFICATE

I, Troy A. Lyndon, the Chief Executive Officer and Interim Chief Financial Officer of Left Behind Games, Inc. (the “Company”), hereby acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No. 2 to its Form 10-K for the fiscal year ended March 31, 2009;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 18th day of March 2010.

By: /s/ Troy A. Lyndon

Troy A. Lyndon

Title: Chairman, Chief Executive Officer

and Interim Chief Financial Officer of

Left Behind Games, Inc.

(Principal Executive Officer,

(Principal Financial Officer).

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